October 20, 2023

Ryan Sutcliffe and Lauren Hamilton
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Retirement Funds, Inc. (“Registrant”) on behalf of the following series:
 T. Rowe Price Retirement 2005 Fund—I Class

  T. Rowe Price Retirement 2010 Fund—I Class

  T. Rowe Price Retirement 2015 Fund—I Class

  T. Rowe Price Retirement 2020 Fund—I Class

  T. Rowe Price Retirement 2025 Fund—I Class

  T. Rowe Price Retirement 2030 Fund—I Class

  T. Rowe Price Retirement 2035 Fund—I Class

  T. Rowe Price Retirement 2040 Fund—I Class

  T. Rowe Price Retirement 2045 Fund—I Class

  T. Rowe Price Retirement 2050 Fund—I Class

  T. Rowe Price Retirement 2055 Fund—I Class

  T. Rowe Price Retirement 2060 Fund—I Class

  T. Rowe Price Retirement 2065 Fund—I Class

  T. Rowe Price Retirement Balanced Fund—I Class (collectively the “Acquiring Funds”)

 File Nos.: 333-92380/811-21149

Dear Mr. Sutcliffe and Ms. Hamilton:

The following is in response to comments provided by Ryan Sutcliffe on October 16, 2023, and by Lauren Hamilton on October 17, 2023, regarding the Registrant’s Registration Statement filed on Form N-14 (the “N-14 Registration Statement”) under Section 8(a) of the Securities Act of 1933. The N-14 Registration Statement was filed on September 19, 2023, and relates to the reorganizations of the T. Rowe Retirement I Funds into the Acquiring Funds. Mr. Sutcliffe’s comments on the N-14 Registration Statement and our responses to those comments are set forth below, followed by Ms. Hamilton’s comments on the N-14 Registration Statement and our responses to those comments.

Comment (from Ryan Sutcliffe):

Prior to the Table of Contents, it states: “The following documents have been filed with the Securities and Exchange Commission (“SEC”) and are incorporated into this Statement by reference" after which various documents are referenced. All of these documents need hyperlinking because Rule 411 under the Securities Act of 1933 requires hyperlinking of both exhibits and other information incorporated by reference in a registration statement if publicly available on EDGAR. The same requirement applies to the documents listed on page 133.

Response:

At the time of the initial N-14 Registration Statement filing on September 19, 2023, the October 1, 2023 prospectuses and statement of additional information (“SAI”) had not yet been filed with the SEC so we were not able to include hyperlinks. Hyperlinks will be included in our next filing for all information incorporated by reference in accordance with Rule 411.

Comment (from Ryan Sutcliffe):

On page 1 of the Summary, there is a question as follows: “Why are the Reorganizations taking place?” In the response to that question, please elaborate further regarding the “why.”

Response:

Under this question in the Summary, we intend to add the following disclosure:

In connection with this approval, the Board considered, among other things, that offering a single fund with the same investment program in a multi-share class structure will allow shareholders to take advantage of potentially greater scale through a more diverse shareholder base, reduce potential marketplace confusion that can result from offering two substantially similar funds, promote operational efficiencies that should serve to reduce risk and enhance portfolio management flexibility, and allow taxable shareholders to convert to an I Class without any potential tax liability. See “Reasons for the Reorganizations” for further details on why the Reorganizations are taking place.

Comment (from Ryan Sutcliffe):

On page 2 of the Summary, there is a question “Who will pay for the Reorganizations?” and it indicates that expenses incurred to execute the Reorganizations, including all direct and indirect expenses, will be paid by T. Rowe Price Associates, Inc.

Please supplementarily confirm that these expenses will not be subject to recoupment.

Response:

We confirm that any expenses paid by T. Rowe Price Associates, Inc. in connection with the reorganizations will not be subject to reimbursement to T. Rowe Price Associates, Inc. at any time.

Comment (from Ryan Sutcliffe):

With respect to the fee tables that begin on page 4, please confirm that the fees and expenses are current.

Response:

We confirm that the fees and expense set forth in the fee tables are current and reflect the same information set forth in the October 1, 2023 prospectuses for each acquired fund and acquiring fund.

Comment (from Ryan Sutcliffe):

Please provide an accounting and performance survivor analysis (“NAST analysis”) to explain why the Retirement 2060 Fund and Retirement 2065 Fund should be considered the accounting and performance survivors in the reorganizations. The Staff notes that the acquired fund is larger in size in both cases.

Response:

The following is an analysis regarding the appropriate accounting and performance survivor in connection with the reorganization of the Retirement I 2060 Fund into the Retirement 2060 Fund (collectively, the “2060 Funds”) and the reorganization of the Retirement I 2065 Fund into the Retirement 2065 Fund (collectively, the “2065 Funds”). The analysis is based on guidance provided by the American Institute of Certified Public Accountants in the AICPA Accounting and Audit Guide for Investment Companies with Conforming Changes as of May 1, 2003 (the “Audit Guide”), regarding the surviving entity for financial reporting purposes, and the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”), regarding accounting survivors, as well as on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. The Audit Guide states that although the legal survivor would normally be considered the accounting survivor of a fund reorganization, continuity and dominance in one or more of certain factors may lead to a different determination. In the NAST Letter, the SEC Staff confirmed that, generally, the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) will be the fund whose historical performance may be used by a new or surviving fund. The NAST Letter and ICI White Paper generally identify the same factors that funds should compare in making this determination as those identified in the Audit Guide.

The following factors, in order of relative importance, are to be applied in determining the proper accounting and performance surviving entity. While these factors are generally listed in their order of relative importance, it is important to remember that the analysis cannot be reduced to a completely objective measurement.

Portfolio Management: One of the primary factors in determining the accounting and performance survivor is the surviving management structure. The 2060 Funds and 2065 Funds are currently advised by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and have been since their inception. T. Rowe Price will continue as investment adviser of the combined funds following the reorganizations. In addition, the same portfolio management team (i.e., Wyatt Lee, Kimberly DeDominicis, and Andrew Jacobs Van Merlen) currently manages all of the funds and they will continue to serve as the portfolio managers of the combined funds following the reorganizations. With respect to both of the 2060 Funds, Mr. Lee became a portfolio manager in 2015, Ms. DeDominicis became a co-portfolio manager in 2019, and Mr. Jacobs Van Merlen became a co-portfolio manager in 2020. With respect to both of the 2065 Funds, Mr. Lee, Ms. DeDominicis, and Mr. Jacobs Van Merlen have served as co-portfolio managers since each fund’s Inception. The 2060 Funds and 2065 Funds invest in the same underlying funds with the same portfolio managers and the same subadvisory agreements, if applicable.

Because the named investment adviser and portfolio managers are strong indicators of how the merged entity will be managed into the future and the Retirement I 2060 Fund and Retirement I 2065 Fund will cease operations in February 2024, this factor favors the acquiring funds as the accounting and performance survivors.

Portfolio Composition: There is currently 100% portfolio overlap since each 2060 Fund and 2065 Fund have identical investment programs, including investment objectives, investment strategies and policies, investment glide paths, and eligible underlying funds. Each combined fund will continue to be managed in accordance with the investment objectives, policies, and restrictions of the Acquiring Fund. As a result of the identical investment objectives and investment strategies, each 2060 Fund and each 2065 Fund currently have the same neutral and target allocations to the same underlying funds. This will not change as a result of the reorganizations; however, the acquiring funds’ overall exposure to stocks will decline over time in accordance with their investment glide path.

Although the 2060 Funds and 2065 Funds have been managed in a substantially similar manner and are expected to be managed in this manner in the future, with respect to the 2060 Funds, the acquiring fund maintains the longer continuous historical performance record and the relevant historical accounting information to support that performance record (i.e., the Retirement 2060 Fund incepted on June 23, 2014, whereas the Retirement I 2060 Fund incepted on September 29, 2015). This factor favors the acquiring funds as the accounting and performance survivors, albeit more strongly for the Retirement 2060 Fund.

Investment Objectives, Policies and Restrictions: The 2060 Funds and 2065 Funds’ investment objectives, investment strategies and policies, fundamental and non-fundamental investment restrictions, investment glide paths and allocations to underlying funds, and prospectus and SAI disclosures relating to their investment programs are identical.

Because the investment objectives, policies, and restrictions of the combined fund will continue to be those of the acquiring Fund, this factor favors the acquiring funds as the accounting and performance survivors.

Expense Structure: The expense structures of the 2060 Funds and 2065 Funds are identical. The management fee rate is paid in accordance with a predetermined contractual management fee schedule that generally declines over time as a fund reduces its overall stock exposure along its investment glide path. The contractual management fee schedule for each acquired fund is identical to the contractual management fee schedule applicable to the I Class of its corresponding acquiring fund. Any future increases to the management fee rate for an acquiring fund would be required to be approved by the fund’s shareholders.

This factor favors the acquiring funds as the accounting and performance survivors.

Asset Size: As of May 31, 2023, the Retirement 2060 Fund had net assets of approximately $1.62 billion, while the Retirement I 2060 Fund had net assets of approximately $1.93 billion. As of September 30, 2023, the Retirement 2060 Fund had net assets of approximately $1.68 billion, while the Retirement I 2060 Fund had net assets of approximately $2.19 billion.

As of May 31, 2023, the Retirement 2065 Fund had net assets of approximately $151.26 million, while the Retirement I 2065 Fund had net assets of approximately $207.64 million. As of September 30, 2023, the Retirement 2060 Fund had net assets of approximately $185.43 million, while the Retirement I 2060 Fund had net assets of approximately $270.84 million.

This factor currently favors the acquired funds as the accounting and performance survivors. However, the Board has approved closing the acquired funds to all new accounts effective November 15, 2023, and closing the acquired funds to all additional purchases effective February 15, 2024. As a result, the acquired funds will no longer have the opportunity to gain additional assets, whereas the acquiring funds will gain additional assets as part of the reorganizations and continue to do so into the future.

Additional Factors

The age of the portfolios and the surviving fund’s board of directors are also items that figure in the determination of which portfolio’s historical performance and financial information will be carried into the surviving fund.

Age of Funds: The Retirement 2060 Fund incepted on June 23, 2014, whereas the Retirement I 2060 Fund incepted on September 29, 2015. The Retirement 2065 Fund and Retirement I 2065 Fund both incepted on October 13, 2020.

This factor favors the acquiring fund as the accounting and performance survivor for the 2060 Funds and is not a factor with respect to the 2065 Funds.

Board Composition: The 2060 Funds and 2065 Funds are currently overseen by the same board of directors. The board of the combined funds after the reorganizations will be the same as the board of the acquiring funds.

This factor favors the acquiring funds as the accounting and performance survivors.

Conclusion

The acquiring funds will be the legal survivors in the reorganizations. The Registrant believes that for the 2060 Funds and 2065 Funds, the acquiring fund is also the appropriate accounting and performance survivor in the reorganizations because all factors, other than asset size, weigh in favor of this conclusion.

The acquiring funds’ historical financial statements will be utilized for all financial reporting after the reorganizations and the performance of each acquiring fund will be used for reporting purposes after the reorganizations. The acquired funds will be closed to new investors and purchases and will no longer have the opportunity to attract additional assets. Importantly, the continuity of the portfolio management team, investment program, and portfolio composition will be maintained through the acquiring funds in line with shareholders’ expectations who expect to become part of a combined fund with a multi-class structure (unlike the single class structure of the acquired fund) with the ability to effect tax-free conversions between share classes.

For these reasons, as well as the other considerations discussed above, the Registrant believes that current and future shareholders of the combined funds will consider the acquiring funds’ performance history more relevant to their investment decisions than that of the acquired funds (whose performance track record will cease after the reorganizations), and therefore believes that the acquiring fund should be the accounting and performance survivor in each of the reorganizations, including those involving the 2060 Funds and 2065 Funds.

Comment (from Ryan Sutcliffe):

On page 61, please ensure that the farthest right column has a header over it.

Response:

The header for the farthest right column was mistakenly included with the middle column. The farthest right column will include the appropriate header (i.e., 10/31/20(1) Through 5/31/21) in the next filing.

Comment (from Lauren Hamilton):

Filings that are incorporated by reference should be hyperlinked in accordance with the FAST Act.

Response:

At the time of the initial N-14 Registration Statement filing on September 19, 2023, the October 1, 2023 prospectuses and SAI had not yet been filed with the SEC so we were not able to include hyperlinks. Hyperlinks will be included in our next filing for all documents that are incorporated by reference in the information statement.

Comment (from Lauren Hamilton):

The fee tables for Retirement 2005 Fund, Retirement I 2005 Fund, Retirement 2010 Fund, and Retirement I 2010 Fund do not contain the following footnote: “The management fee will decline over time in accordance with a predetermined contractual fee schedule, which is set forth under “The Management Fee” in section 2 of the fund’s prospectus, with any annual decrease occurring after the end of the fund’s fiscal year. The fee schedule can only be changed with approval by the fund’s Board of Directors, and, if required by SEC rules, the fund’s shareholders.”

Provide an explanation why this footnote was not included for these funds.

Response:

This footnote was intentionally omitted for the Retirement 2005 Fund, Retirement I 2005 Fund, Retirement 2010 Fund, and Retirement I 2010 Fund (the “2005 and 2010 Vintages”), as well as for the Retirement Balanced Fund which has a static all-inclusive management fee. The all-inclusive management fee rate applicable to the Retirement Funds and Retirement I Funds is determined each year in accordance with a fee schedule that generally declines over time as a fund reduces its overall stock exposure along its investment glide path. The all-inclusive fee rate declines until a fund is 10 years or more past Its target date, at which it remains static for the remainder of the fund’s operations. The 2005 and 2010 Vintages are already more than 10 years past their target date so the management fee rate will no longer change annually. As a result, this particular footnote is not applicable to the 2005 and 2010 Vintages. We note that several years ago we received an SEC comment to remove this footnote for any vintages that had reached the end point in the declining fee schedule.

Comment (from Lauren Hamilton):

On page 21, under “Plans of Reorganization,” it states: “On the Closing Date, each Retirement I Fund will transfer substantially all of its assets to its corresponding Acquiring Fund in exchange for I Class shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets so transferred as of the close of regular trading on the New York Stock Exchange on the business day immediately preceding the Closing Date (“Valuation Date”).

Should the sentence refer to the aggregate net value of the assets so transferred?

Response:

The sentence should refer to the aggregate net value. As a result, the sentence will be changed as follows (new language is underlined):

On the Closing Date, each Retirement I Fund will transfer substantially all of its assets to its corresponding Acquiring Fund in exchange for I Class shares of the Acquiring Fund having an aggregate net asset value equal to the aggregate net value of the assets so transferred as of the close of regular trading on the New York Stock Exchange on the business day immediately preceding the Closing Date (“Valuation Date”).

Comment (from Lauren Hamilton):

On page 39, please include the financial highlights tables or incorporate by reference the financial highlights tables of the acquired funds. (See Item 6(a) or 6(b), as applicable, of Form N-14).

Response:

The financial highlights tables for the acquired funds will be incorporated by reference in our next filing.

Comment (from Lauren Hamilton):

On page 55, confirm whether the financial highlights table for Retirement I 2055 Fund—I Class should be included.

Response:

The financial highlights table for Retirement I 2055 Fund—I Class was mistakenly included and will be removed in our next filing.

Comment (from Lauren Hamilton):

Beginning on page 104, you need to complete the principal holders information.

Response:

In our next filing, we will include any principal holders for each share class of each acquiring fund and acquired fund, as of September 30, 2023.

Comment (from Lauren Hamilton):

The capitalization stock tables should be current. Please confirm that there have been no material changes since the most recent balance sheet that should be reflected in the tables. In addition, please remove the first sentence within the second footnote, which reads: “Pro forma adjustments to Net Assets include the estimated one-time fees and expenses and other costs associated with the securities transfer incurred by the funds in connection with the consummation of the Reorganization, including the estimated other fees and expenses described in ‘Expenses of Reorganization’ under ‘Information About the Reorganization.’”

Response:

We do not believe that there have been any material changes to net assets since the most recent balance sheet, but we will carefully assess prior to our next filing. In addition, the first sentence of the second footnote will be removed in our next filing for each capitalization table.

Comment (from Lauren Hamilton):

In the SAI on page 133, align to the requirements of Regulation S-X, Section 6-11(b)(2) and remove the following statement: “As of August 31, 2023, the net asset value of each T. Rowe Price Retirement I Fund was less than ten percent (10%) of its corresponding Acquiring Fund; as such, pro forma financial statements are not included.”

Response:

This sentence and the accompanying header will be removed in our next filing.

Comment (from Lauren Hamilton):

Please provide narrative disclosure about material differences in accounting policies of the acquired fund when compared to the registrant. (See Regulation S-X, Section 6-11(d)(1)(iii)).

Response:

The accounting policies of the acquired funds and acquiring funds are identical. We will include disclosure indicating that the accounting and valuation policies the acquired funds and acquiring funds are the same.

Comment (from Lauren Hamilton):

Include the audit consent when you file the amendment.

Response:

We will include the consent of the funds’ independent auditors in our next filing.

  * * *

If you have any questions, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.